Exhibit 99.1
Investors: Scott Wenhold
Graphic Packaging Corporation
770-644-3062
Graphic Packaging Corporation Reports Second Quarter 2007 Results
Second Quarter Highlights
•	Company’s adjusted net loss, which is net loss less a $(0.05) per share non-cash charge for loss on early extinguishment of debt, improves almost 50% over the prior year quarter’s net loss.

•	Income from operations increases by more than 50% and EBITDA improves by 19% over prior year quarter.

•	For 9th consecutive quarter, Company reports increased pricing over the prior year quarter.

•	Company refinances its $1.6 billion Senior Secured Credit Facility in order to achieve estimated interest savings in excess of $7 million annually based on current debt levels.
MARIETTA, Ga., August 6, 2007. Graphic Packaging Corporation (NYSE: GPK) today reported a net loss for second quarter 2007 of $21.3 million or $(0.11) per diluted share, based upon 201.8 million shares. This compares to a second quarter 2006 net loss of $22.8 million, or $(0.11) per diluted share, based upon 201.1 million shares.
“For the third consecutive quarter, income from operations exceeded the prior year quarter,” said David W. Scheible, President and Chief Executive Officer. “Despite approximately $7 million of higher priced inputs, we reported an approximate $13 million improvement in operating income compared to prior year second quarter. The improvement was driven by approximately $13 million of cost reductions from our continuous improvement programs and approximately $9 million of incremental price increases.”
“On July 10, 2007, we announced the signing of a definitive agreement to combine Graphic Packaging and Altivity Packaging. We continue to make progress towards that goal and are on track to complete the transaction in the fourth quarter of 2007.”
Net Sales
Net sales increased 3.5% to $647.3 million during second quarter 2007, compared to second quarter 2006 net sales of $625.5 million. When comparing against the prior year quarter, net sales in the second quarter of 2007 were positively impacted by:
•	Approximately $9 million due to favorable pricing;

•	Approximately $9 million resulting from increased volumes and favorable mix; and

•	Approximately $4 million of favorable foreign currency exchange rates in Europe.
Attached is supplemental data showing net sales and net tons sold for each quarter of 2007 and 2006.
Income from Operations
Income from operations for second quarter 2007 was $37.4 million, compared to second quarter 2006 income from operations of $24.7 million. When comparing to the prior year quarter, income from operations was positively impacted by:
•	Approximately $13 million of lower operating costs as a result of ongoing continuous improvement programs and other cost reduction initiatives;

•	Approximately $9 million due to favorable pricing; and

•	Approximately $4 million from increased volume and improved mix,
Income from operations was negatively impacted by:
•	Approximately $7 million of higher input costs due to increased prices for fiber, partially offset by favorable energy prices;

•	Approximately $4 million of higher manufacturing costs. The additional costs were primarily the result of expenses related to the continuing initiative to upgrade the West Monroe, LA mill’s infrastructure; and

•	Approximately $3 million of higher expenses primarily related to increased depreciation and amortization expense and other general corporate charges.
Other Results
Net interest expense was $43.1 million for second quarter 2007, as compared to net interest expense of $43.0 million for second quarter 2006. Higher interest rates on the unhedged portion of the Company’s floating rate debt were offset primarily by lower average debt balances during the second quarter of 2007.
On May 16, 2007, the Company refinanced its $1.6 billion Senior Secured Credit Facility in order to achieve estimated interest savings in excess of $7 million annually based on current debt levels. In connection with the refinancing of the Company’s credit facility, the Company recorded a charge of $9.5 million, which represented a portion of the unamortized deferred financing costs associated with the previous credit facility. This charge is reflected as Loss on Early Extinguishment of Debt in the Company’s Condensed Consolidated Statement of Operations. In addition, in connection with the new credit facility, the Company recorded approximately $7 million of deferred financing costs in Other Assets on the Condensed Consolidated Balance Sheets. These costs, combined with the remainder of the deferred financing costs relating to the previous credit facility, will be amortized over the life of the new agreement. At the end of the second quarter 2007, the Company’s total debt was $1,968.4 million.
The Company incurred $6.4 million of income tax expense in the second quarter, primarily related to the noncash expense of $4.9 million associated with the amortization of goodwill for tax purposes, as well as a noncash valuation allowance adjustment and income earned in foreign countries. The Company has a $1.4 billion net operating loss that is available to offset future taxable income in the United States.
Capital expenditures for second quarter 2007 were $22.8 million compared to $20.7 million in the second quarter of 2006.
EBITDA for second quarter 2007 was $87.7 million versus $73.7 million for second quarter 2006. A tabular reconciliation of Net Loss to EBITDA, as well as Net Loss to Adjusted Net Loss, is attached to this release.
Earnings Call
The Company will host a conference call at 10:00 am (EST) on Tuesday, August 7, 2007 to discuss the results of second quarter 2007. To access the conference call, listeners calling from within North America should dial 800-392-9489 at least 10 minutes prior to the start of the conference call (Conference ID# 6056968). Listeners may also access the audio webcast at the Investor Relations section of the Graphic Packaging website: http://www.graphicpkg.com. Replays of the call will be available for one week following the completion of the call and can be accessed by dialing 800-642-1687.
Forward Looking Statements

Statements regarding the timing of the merger transaction and interest expense savings in this press release constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These risks and uncertainties include, but are not limited to, inflation of and volatility in raw material and energy costs, the Company’s substantial amount of debt, continuing pressure for lower cost products, the Company’s ability to implement its business strategies, including productivity initiatives and cost reduction plans, currency translation movements and other risks of conducting business internationally, and the impact of regulatory and litigation matters, including those that impact the Company’s ability to protect and use its intellectual property. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the Company undertakes no obligation to update such statements. Additional information regarding these and other risks is contained in the Company’s periodic filings with the SEC.
Additional Information and Where to Find It
In connection with the proposed combination of Graphic Packaging and Altivity Packaging, Graphic Packaging Corporation expects that a newly-formed holding company will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Graphic Packaging Corporation that also constitutes a prospectus of the newly-formed holding company. Graphic Packaging Corporation will mail the final proxy statement/prospectus to its stockholders.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You may obtain a free copy of the proxy statement/prospectus (if and when available) and other related documents filed by Graphic Packaging Corporation and the newly formed holding company with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Graphic Packaging Corporation’s web site at http://www.graphicpkg.com.
Participants in the Solicitation
Graphic Packaging Corporation, its directors and executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Graphic Packaging Corporation stockholders in respect of the proposed transaction. You can find information about Graphic Packaging Corporation’s executive officers and directors in Graphic Packaging Corporation’s Annual Report on Form 10-K filed with the SEC on March 2, 2007 and definitive Proxy Statement filed with the SEC on April 18, 2007. You can obtain free copies of these documents and of the proxy statement/prospectus (when it becomes available) from Graphic Packaging Corporation by contacting its investor relations department. You may also obtain free copies of these documents by accessing Graphic Packaging Corporation’s web site or the SEC’s web site at the addresses previously mentioned.
About Graphic Packaging Corporation
Graphic Packaging Corporation, headquartered in Marietta, Georgia, is a leading provider of paperboard packaging solutions for a wide variety of products to food, beverage and other consumer products companies. The Company’s customers include some of the most widely recognized companies in the world. Additional information about Graphic Packaging, its business and its products is available on the Company’s web site at http://www.graphicpkg.com.

GRAPHIC PACKAGING CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
In millions, except share and per share amounts	2007	2006
	(Unaudited)
ASSETS
Current Assets:
Cash and Equivalents	$11.8	$7.3
Receivables, Net	261.8	230.9
Inventories	297.9	301.3
Other Current Assets	25.1	24.8

Total Current Assets	596.6	564.3

Property, Plant and Equipment, Net	1,436.7	1,488.7
Goodwill	642.3	642.3
Intangible Assets, Net	144.2	148.5
Deferred Tax Assets	345.6	345.0
Other Assets	38.1	44.8

Total Assets	$3,203.5	$3,233.6

LIABILITIES
Current Liabilities:
Short — Term Debt	$23.7	$12.0
Accounts Payable	191.0	214.4
Other Accrued Liabilities	174.7	193.9

Total Current Liabilities	389.4	420.3

Long — Term Debt	1,944.7	1,910.7
Deferred Tax Liabilities	484.9	475.2
Accrued Pension and Postretirement Benefits	207.5	206.7
Other Noncurrent Liabilities	42.2	39.0

Total Liabilities	3,068.7	3,051.9

SHAREHOLDERS’ EQUITY
Preferred Stock, par value $.01 per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock, par value $.01 per share; 500,000,000 shares authorized; 200,978,569 and 200,584,591 shares issued and outstanding at June 30, 2007 and December 31, 2006 respectively	2.0	2.0
Capital in Excess of Par Value	1,190.3	1,186.8
Accumulated Deficit	(961.1)	(901.1)
Accumulated Other Comprehensive Loss	(96.4)	(106.0)

Total Shareholders’ Equity	134.8	181.7

Total Liabilities and Shareholders’ Equity	$3,203.5	$3,233.6

GRAPHIC PACKAGING CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
In millions,except per share amounts	2007	2006	2007	2006

Net Sales	$647.3	$625.5	$1,256.0	$1,205.9
Cost of Sales	557.8	547.6	1,103.3	1,066.0
Selling, General and Administrative	49.2	51.0	97.0	100.6
Research, Development and Engineering	2.4	3.0	5.0	6.0
Other Expense (Income), Net	0.5	(0.8)	1.6	(0.5)

Income from Operations	37.4	24.7	49.1	33.8

Interest Income	0.1	0.2	0.3	0.4
Interest Expense	(43.2)	(43.2)	(86.6)	(84.7)
Loss on Early Extinguishment of Debt	(9.5)	—	(9.5)	—

Loss before Income Taxes and Equity in Net Earnings of Affiliates	(15.2)	(18.3)	(46.7)	(50.5)

Income Tax Expense	(6.4)	(4.9)	(13.8)	(9.5)

Loss before Equity in Net Earnings of Affiliates	(21.6)	(23.2)	(60.5)	(60.0)

Equity in Net Earnings of Affiliates	0.3	0.4	0.5	0.5

Net Loss	$(21.3)	$(22.8)	$(60.0)	$(59.5)

Loss Per Share — Basic	$(0.11)	$(0.11)	$(0.30)	$(0.30)
Loss Per Share — Diluted	$(0.11)	$(0.11)	$(0.30)	$(0.30)

Weighted Average Number of Shares Outstanding — Basic	201.8	201.1	201.5	200.9
Weighted Average Number of Shares Outstanding — Diluted	201.8	201.1	201.5	200.9

GRAPHIC PACKAGING CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,
In millions	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(60.0)	$(59.5)
Noncash Items Included in Net Loss:
Depreciation and Amortization	103.5	98.8
Loss on Early Extinguishment of Debt	9.5	—
Deferred Income Taxes	9.2	10.0
Pension, Postemployment and Postretirement Benefits Expense, Net of Contributions	6.2	11.6
Amortization of Deferred Debt Issuance Costs	4.2	4.4
Other, Net	4.2	1.7
Changes in Operating Assets & Liabilities	(67.6)	(47.9)

Net Cash Provided by Operating Activities	9.2	19.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Spending	(42.6)	(43.4)
Other, Net	(1.8)	(0.1)

Net Cash Used in Investing Activities	(44.4)	(43.5)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of Debt	1,135.0	—
Payment on Debt	(1,135.0)	—
Borrowing under Revolving Credit Facilities	466.9	371.1
Payments on Revolving Credit Facilities	(421.0)	(351.3)
Increase in Debt Issuance Costs	(7.0)	—
Other, Net	0.5	(0.8)

Net Cash Provided by Financing Activities	39.4	19.0

EFFECT OF EXCHANGE RATE CHANGES ON CASH	0.3	—

Net Increase (Decrease) in Cash and Equivalents	4.5	(5.4)
Cash and Equivalents at Beginning of Period	7.3	12.7

CASH AND EQUIVALENTS AT END OF PERIOD	$11.8	$7.3

GRAPHIC PACKAGING CORPORATION
Reconciliation of Non-GAAP Financial Measures
The table below sets forth the Company’s Adjusted Net Loss and earnings before interest expense, loss on early extinguishment of debt, income tax expense, equity in the net earnings of the Company’s affiliates, depreciation and amortization (“EBITDA”). The Company believes Adjusted Net Loss and EBITDA are also important measures of its performance. Adjusted Net Loss and EBITDA are not defined terms under accounting principles generally accepted in the United States and should not be considered as alternatives to income from operations or net income as a measure of operating results or cash flows as a measure of liquidity.

			Loss Per Share
			Basic and Diluted
	Three Months Ended		Three Months Ended
	June 30,		June 30,
In Millions	2007	2006	2007	2006

Net Loss	$(21.3)	$(22.8)	$(0.11)	$(0.11)
Add:
Loss on Early Extinguishment of Debt	9.5	—	0.05	—

Adjusted Net Loss	$(11.8)	$(22.8)	$(0.06)	$(0.11)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
In Millions	2007	2006	2007	2006

Net Loss	$(21.3)	$(22.8)	$(60.0)	$(59.5)
Add (Subtract):
Income Tax Expense	6.4	4.9	13.8	9.5
Equity in Net Earnings of Affiliates	(0.3)	(0.4)	(0.5)	(0.5)
Interest Expense, Net	43.1	43.0	86.3	84.3
Loss on Early Extinguishment of Debt	9.5	—	9.5	—
Depreciation and Amortization	50.3	49.0	103.5	98.8

EBITDA	$87.7	$73.7	$152.6	$132.6

GRAPHIC PACKAGING CORPORATION
Unaudited Supplemental Data

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2006
Net Tons Sold (000’s):
Paperboard Packaging	453.9	477.4	470.4	446.4
Containerboard/Other	47.6	52.6	55.5	52.8

Total	501.5	530.0	525.9	499.2

Net Sales ($ Millions):
Paperboard Packaging	$560.3	$601.5	$591.6	$565.0
Containerboard/Other	20.1	24.0	26.1	24.4

Total	$580.4	$625.5	$617.7	$589.4

2007
Net Tons Sold (000’s):
Paperboard Packaging	465.7	484.8
Containerboard/Other	48.7	50.3

Total	514.4	535.1	—	—

Net Sales ($ Millions):
Paperboard Packaging	$586.4	$623.3
Containerboard/Other	22.3	24.0

Total	$608.7	$647.3	$—	$—